

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2005

Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

      Re: **BPZ Energy, Inc.**
              Registration Statement on Form SB-2
              Filed July 27, 2005
              File No. 333-126934
              Amendment No. 1 to Registration Statement on
              Form SB-2
              Filed August 19, 2005
              File No. 333-126934
              Form 10-KSB for the Fiscal Year Ended December 31, 2004
              Filed April 15, 2005
              File No. 0-29098
              Forms 10-QSB for the Fiscal Quarters Ended
              March 31, 2005 and June 30, 2005
              File No. 0-29098

Dear Mr. Zuniga-Pflucker:

      We have limited our review of the above filings to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Where comments on a section relate to similar disclosure elsewhere in the
        registration statement or in any of the periodic reports listed above, please
        make parallel changes to avoid us having to issue repetitive comments.

Navidec Merger Transaction, page 13

2.   Your disclosure in this section regarding the distribution of shares of Navidec
        Financial Services on February 3, 2005 appears to be inconsistent with
        disclosure contained in a Form 8-K filed by Navidec Financial Services on
        March 18, 2005 in which it is disclosed that no such distribution has yet
        occurred. Please revise the disclosure here and throughout your filings to
        properly describe the status of the distribution of shares and the current status
        of the spin-off. This comment applies to the Form 10-KSB and Forms 10-
        QSB filed during the fiscal year 2005.

Selling Securityholders, page 44

3.   Indicate how the selling securityholders acquired their shares. We note for
        example, the absence of disclosure identifying those shareholders who
        acquired their shares in the recently closed private placement. Please revise
        your disclosure accordingly. In addition, please note the stock purchase
        agreement listed as exhibit 10.9 in the exhibit table to the registration
        statement, appears to contain an incorrect reference to a Form 8-K filed July
        8, 2005. Please revise the reference to reflect, if correct, the July 22, 2005
        Form 8-K that included the stock purchase agreement as an exhibit.

4.   Please identify any selling securityholders who are registered broker-dealers
        or affiliates of registered broker-dealers. If you determine that any selling
        securityholder is a registered broker-dealer, please revise your disclosure to
        indicate that such selling securityholder is an underwriter, unless such selling
        stockholder received its securities as compensation for investment banking
        services. With respect to any affiliate of a registered broker-dealer, please
        disclose, if true, that such selling securityholder acquired its shares in the
        ordinary course of business and at the time of the acquisition did not have any
        arrangements or understandings with any person to distribute the securities. If
        not, you must indicate that such selling securityholder is an underwriter.

Where You Can Find More Information, page 51

5.   Please revise the address of the SEC's public reference room to Headquarters
        Office, 100 F Street, N.E., Room 1580, Washington DC 20549.

Form 10-KSB for the Fiscal Year Ended, December 31, 2004

Oil and gas resources, page 17

6.   Please remove your disclosure which indicates that you could have proved reserves to avoid investor confusion.

Critical Accounting Policies and Recent Accounting Pronouncements

Successful Efforts Method of Accounting, page 23

7.   We note your accounting policy that indicates you are or intend to capitalize seismic data costs incurred to select development locations within a productive oil and gas field. Please tell us the authoritative guidance you are relying upon for this accounting policy. We refer you to paragraph 18 of SFAS 19.

Financial Statements

8.   We note your disclosure on page 10 that you have only engaged in start-up activities. Please provide audited financial statements and related disclosure as required by SFAS 7.

Consolidated Balance Sheet, page 28

9.   Please explain why you have classified restricted cash as a current asset.

10.   Please tell us the nature of your advances from parent and explain why they have been reported as an asset rather than a component of your shareholders' equity. Please tell us how you accounted for the forgiveness of the advances from your parent who you refer to on page 42. Refer to SAB Topic 4:G which can be located at: http://www.sec.gov/interps/account/sabcodet4.htm#4g.

Consolidated Statements of Stockholders' Equity, page 30

11.   Please reconcile the number of common shares reported at December 31, 2002 and December 31, 2003 to the amounts reported in your 12/31/03 Form 10-K. Please clarify, if true, whether or not the accounting target's capital structure was retained by the accounting acquirer.

Consolidated Statements of Cash Flows, page 31

12.   We note the reconciling item on your Statement of Cash Flows that is represented as amortization of deferred financing fees. Please clarify to us the transaction(s) from which these deferred financing fees originate. In addition,

please tell us what amounts accrued for deferred financing fees remain on your Balance Sheet in 2004 relating to your SMC Ecuador note payable arrangement. We note your disclosure that indicates the $428,000 of deferred financing costs incurred for the loan associated with the Santa Elena properties was cancelled in September 2004.

13.   Please reconcile for us the amount you have disclosed as your investment in SMC Ecuador on your Statement of Cash Flows and your Balance Sheet.

Note 2 – Merger and Merger Costs, page 37

14.   Please expand your disclosure to specifically address each of the following regarding this reverse merger transaction, if true:

- clarify the legal and accounting form of the transaction;

- explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target; and,

- explain that the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to reverse merger accounting.

15.   Please provide us with an analysis to demonstrate how you formed your conclusion that BPZ was the accounting acquirer. Indicate how each of the provisions of the agreement was considered in your analysis. We may have further comments.

16.   We note that you disclose that 9 million common shares were issued to BPZ. Please show us where this share issuance is reported.

17.   Please explain how you accounted for or expect to account for the effective, but yet to be concluded, spin-off of Navidec Financial Services. We may have further comments.

18.   Please explain where you have recorded your obligation to issue common stock under the stock option plan and then remit the cash proceeds to Navidec Financial Services and how you determined the amount to record as transaction cost.

19.   Please explain why the obligation to issue outstanding warrants was accounted for as a transaction cost and identify where you recorded this obligation.

20.   Please explain why the issuance of BPZ common stock to Navidec Financial Services was accounted for as a transaction cost and as a related party transaction.

21.   Please explain why the issuance of the warrant to purchase 1.5 million common shares to Navidec Financial Services was accounted for as a transaction cost and a related party transaction.

22.   Please explain why the issuance of stock options to the former CEO and the issuance of 700,000 common shares were accounted for as transaction costs. Tell us the nature of the services performed and when they were performed.

23.   Please explain why the issuance of common shares for BPZ past services is accounted for as a transaction cost. Tell us the nature of these services and when these services were performed.

24.   We note in your Form 10-KSB filed on April 15, 2005, disclosure stating that the shares of Navidec Financial Services were distributed on February 3, 2005. We noted in our review of press releases as well as documents filed with the Commission by Navidec Financial Services, that these shares were recalled by you on March 17, 2005. Please tell us why you have stated in your document that these shares have been distributed when it appears you have not been able to affect their distribution as of the date you filed your document. In addition, please tell us why you have not disclosed these events in a Form 8-K.

25.   We note your consolidation policy disclosures concerning the pre-merger business and Navidec Financial Services. It appears that the assets, liabilities and accumulated deficit of the acquired business were not reflected in your consolidated financial statements as of December 31, 2004. We also note your Form 8-K/A filed on December 6, 2004 that also does not appear to present the pro forma information on a consolidated basis. Please tell us why you do not believe Navidec Financial Services should be consolidated in your financial statements as of December 31, 2004.

Note 5 – Investment in SMC Ecuador and Notes Payable, page 40

26.   We note that you have acquired 100% of the common stock of SMC Ecuador. However, it appears you are accounting for your wholly owned subsidiary as a cost method investment. Please tell us why you believe this is appropriate. We note that your subsidiary holds a cost basis investment in the Santa Elena properties; however, it is unclear to us why you have not consolidated your 100% owned subsidiary. Please also explain in greater detail why you are not able to receive timely information and when it is typically received. We may have further comments.

27.   Please tell us how you accounted for the additional financing cost in the form
        of a 40% ownership interest in the SMC.

Note 7 – Long Term Debt, page 41

28.   Tell us the terms of the conversion of debt to common stock.

Note 8 – Stockholders' Equity, page 41

Merger Earn-Out Shares, page 42

29.   Please explain why you have not recorded the obligation related to the earn-
        out shares earned.

Evaluation of Disclosure Controls and Procedures, page 44

30.   We note that you have concluded that your disclosure controls and procedures
        were not adequate as of December 31, 2004. We further note your
        certifications that indicate you have disclosed all material weaknesses in the
        design or operation of internal controls over financial reporting. However, we
        are unable to locate within your disclosure, the specific material weakness or
        significant deficiencies that gave cause to your disclosure controls and
        procedures adequacy conclusion. Please modify your disclosures to reflect
        the following:

        • State whether your disclosure controls and procedures were "effective" or
          "not effective".

        • Identify and disclose the specific material weaknesses and any significant
          deficiencies that existed.

        • Disclose when material weaknesses were identified, by whom they were
          identified and when they first began.

        • Disclose the corrective actions taken with regard to material weaknesses
          including the timetable or expected timetable for implementation of the
          corrective measures.

        In addition, please tell us the name of the specific consulting firm(s) engaged
        to assist with the preparation of your financial statements.

31.   We note the disclosure that there were "no significant changes in [y]our
        internal controls or in other factors…that could materially affect [y]our
        disclosure controls and procedures…" The disclosure required by Item 308

(c) of Regulation S-B should reference changes that would impact internal control over financial reporting for the period covered by the report. Revise your disclosure to state whether there were *any* changes to internal controls that could materially affect or are reasonably likely to materially affect, internal control over financial reporting for the period covered by the report. Further, remove the reference to "other factors" as indicated in Release No. 8238, Part II.F.3.

Form 10-QSB for the Quarter ended March 31, 2005

32. We note disclosure regarding your engagement of consultants during the first fiscal quarter ended March 31, 2005 to assist you in taking the necessary "corrective actions to establish and/or improve" your disclosure controls and procedures. Please inform us of the names of the specific consulting firm(s) engaged to assist with the preparation of your financial statements

Form 10-QSB for the Quarter ended June 30, 2005

33. Please ensure that you provide separate analyses regarding the disclosure required by Items 307 and 308 of Regulation S-B. For example, in the Form 10-QSB for the period ended June 30, 2005, your disclosure does not adequately disaggregate the steps you have taken and the impact of such steps with respect to disclosure controls and procedures versus internal controls over financial reporting. Please revise to delineate, where appropriate, the specific remedial actions you imply were taken to improve your disclosure controls and procedures versus your internal control over financial reporting.

34. Please provide the disclosure required by Item 308 (c) of Regulation S-B and revise your disclosure to specify whether there were any changes in internal controls that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the period covered by the report.

35. In the Form 10-QSB for the period ended June 30, 2005, you conclude that due the "significant steps" you have taken, your management was able to conclude that disclosure controls were effective. Please revise, as noted in a prior comment, to delineate specifically all of the significant steps taken to improve your disclosure controls such that your officers were capable of revising their conclusions regarding the effectiveness of disclosure controls and procedures in comparison to prior quarters. Further, in light of your disclosure regarding the distribution of shares of Navidec Financial Services (see comments above on this matter), please inform us of the consideration management has given to the need to revise the effectiveness conclusion stated in the most recent quarterly report. We may have further comments.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
        Mark Coffin, Esq.
        Adams and Reese LLP
        (713) 652-5152